Clariant International Ltd
Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

Clariant

RECEIVED
2007 FEB 27 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

07021366

CH-4132 Muttenz 1, 20/02/2007

SUPPL

Investor Relations
Edith Kahlmeier
Tel.: +41 61 469 6748
Fax: +41 61 469 6767
E-Mail: edith.kahlmeier@clariant.com
www.clariant.com

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following documents:

- Ad-hoc Announcement:
„Clariant Posts Robust Growth for Full-Year 2006; Delivers Improved Performance in Fourth Quarter"

Yours sincerely,

Clariant Ltd

E. Kahlmeier

Edith Kahlmeier

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

dw 2/28

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

RECEIVED
2007 FEB 27 A 9:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Clariant

February 20, 2007

Media Release

Clariant International Ltd

Clariant Posts Robust Growth for Full-Year 2006; Delivers Improved Performance in Fourth Quarter

- **Organic growth 7% in Swiss francs and 5% in local currency**
- **Operating income before exceptionals rose by 11%; Operating margin up to 7.3% from 6.9%**
- **Selling prices stable with raw material and energy costs remaining at high levels**
- **Solid Fourth Quarter with 3% organic growth year-on-year**
- **Unchanged payout of CHF 0.25 per share via par-value reduction proposed**
- **Positive outlook issued for 2007; in line with strategic goals**

Key Financial Group Figures

	Full Year					Fourth Quarter				
Continuing operations:	**2006** CHF mn	% of sales	2005* CHF mn	% of sales	+/-% CHF	**2006** CHF mn	% of sales	2005* CHF mn	% of sales	+/-% CHF
Sales	**8 100**	100.0	**7 728**	100.0		**2 010**	100.0	**1 958**	100.0	
Local currency growth (LC):	3%					3%				
- Organic growth (1)	5%					3%				
- Acquisitions/Divestitures (2)	-2%					0%				
Currencies	2%					0%				
Gross profit	2 486	30.7	2 355	30.5	+6	585	29.1	576	29.4	+3
EBITDA before exceptionals	855	10.6	795	10.3	+8	202	10.0	171	8.7	+18
EBITDA	798	9.9	714	9.2	+12	182	9.1	160	8.2	+14
Operating income before exceptionals	592	7.3	533	6.9	+11	134	6.7	105	5.3	+28
Operating income	385	4.8	448	5.8	-14	112	5.6	105	5.3	+7
Net income/loss from continuing operations	131	1.6	262	3.4	-50	23	1.1	16	0.8	+43
Operating cash flow (total operations)	284		209			143		14		
Discontinued operations:										
Sales	325		453			55		129		
Net loss from discontinued operations	-209		-70			-24		-46		

Key Financial Group Figures (cont.)	31.12.06	31.12.05
Net debt	1 556	1 508
Equity (including minorities)	2 433	2 591
Gearing	64%	58%
Return on invested capital (ROIC)**	8.3%	7.7%
Number of employees*	21 748	22 132

(1) The term "organic growth" means volume and price effects excluding the impacts of changes in FX rates and acquisitions/divestitures.
(2) Acquisitions/Divestitures in 2005 included Clariant Acetyl Building Blocks of the Life Science Chemicals Division, sold in July 2005.
* 2005 is restated to exclude the Discontinued operations of the Pharmaceutical Fine Chemicals business, sold in June 2006. In addition, as a result of the decision of the Board of Directors to sell the business Custom Manufacturing, these activities were also reclassified to Discontinued operations.
** Clariant calculates ROIC by dividing NOPLAT before exceptional items by the average Net Capital employed. NOPLAT is calculated by taking the Operating Income before exceptional items adjusted by the expected tax rate. Net Capital employed also considers operating cash and capitalized operating leases.

MUTTENZ, Switzerland – February 20, 2007 – Clariant posted a robust rise in sales for the Full Year 2006, with annual organic sales growth of 7% in Swiss francs and 5% in local currency terms. Sales reached CHF 8.100 billion during the period from CHF 7.728 billion a year earlier. Overall, selling prices remained at stable levels, with significant improvements in certain businesses.

Gross margins for the Full Year increased to 30.7% from 30.5% the previous year, despite raw material and energy costs remaining at high levels over the period. Operating income before exceptionals rose 11% to CHF 592 million from CHF 533 million. The operative margin before exceptionals rose to 7.3% from 6.9%. Operating cash flow improved to CHF 284 million from CHF 209 million a year earlier.

Net income from continuing operations, meanwhile, fell to CHF 131 million from CHF 262 million, mainly impacted by a goodwill impairment charge of CHF 100 million in the leather business, as announced in the third quarter. Including discontinued operations, the company reported a net loss of CHF 78 million compared to a net income of CHF 192 million a year earlier.

"We achieved robust top-line growth with stable pricing in 2006. Profitability increased, but we see considerable room for further improvement," said Jan Secher, Clariant's chief executive officer. "We have laid out clear plans to achieve our goal of above average return on invested capital by the end of 2009. Putting these plans in motion, particularly placing a strong emphasis on improving our cash flow will be our priority this year," he said.

Clariant

2006 FINANCIALS

Improvements in cash flow and lower interest expenses
EBITDA before exceptionals rose to CHF 855 million from CHF 795 million a year earlier. The EBITDA before exceptionals margin rose to 10.6% from 10.3% in the period, allowing operating cash flow across all operations to rise to CHF 284 million, up from CHF 209 million in 2005. Net working capital, however, also increased due primarily to the implementation of a new supply chain management system in Europe.

Net income from continuing operations fell to CHF 131 million in 2006 from CHF 262 million in 2005, mainly impacted by a goodwill impairment charge of CHF 100 million in the leather business and by the sale of site services in Germany amounting to approximately CHF 43 million, as announced in the company's Third Quarter results.

Solid sales and improved performance in the Fourth Quarter
Sales in the Fourth Quarter rose 3% to CHF 2.010 billion from 1.958 billion a year earlier. Operative income before exceptionals showed a significant improvement in the Fourth Quarter, up to CHF 134 million from CHF 105 million. Selling prices remained stable and material costs increased year-on-year.

Cash flow increased in the Fourth Quarter to CHF 143 million from CHF 14 million a year earlier. Net income from continuing operations amounted to CHF 23 million, up from the CHF 16 million reported in the same period of 2005.

GROWTH ACROSS KEY DIVISIONS

Masterbatches delivers strongest growth
Masterbatches showed the strongest growth over the Full Year. Organic growth rose 8% in local currency terms, fuelled by solid performances in packaging and consumer goods. A marked improvement in pricing continued to more than offset increased raw material costs. The integration of the recently acquired masterbatches business of Ciba Specialty Chemicals is proceeding well.

Growth in Functional Chemicals driven by process and performance chemicals
Functional Chemicals achieved the second-highest growth of all divisions, with a 7% rise in organic growth over the 12-month period. Process Chemicals, as well as Performance Chemicals, showed particularly strong overall growth, and measures taken by the company lifted Detergents in the Second Half. Demand increased in key businesses including Oil Services,

Construction Chemicals and Personal Care products. While the division was able to implement price increases during the period, profitability was affected by rising raw material prices and adverse conditions in the agro-chemical market.

Pigments & Additives experiences strong demand across most product lines
The Pigments & Additives Division reported organic growth of 4% for the Full Year, with strong demand across most product lines, notably in Coatings and Plastics and increased demand for innovative flame retardants and wax products. Despite pricing pressure in most businesses, strong operational leverage contributed to overall margin improvements during the year.

Paper lifts Textile, Leather & Paper Chemicals Division
The Textile, Leather & Paper Chemicals Division posted organic growth of 3% for the Full Year. The division benefited from a very strong pick up in sales volumes in the paper business, primarily optical brighteners. After a weak 2005, Leather made progress overall in 2006, with increased sales in South America and Asia, although the business experienced some weakness towards the end of the year. Textiles were stable despite continued challenging market environments in North America and Asia in 2006.

Clariant addresses underperformance in Life Science Chemicals
Given continued deterioration in market conditions, Clariant has taken active steps to address underperformance. In July 2006, the Pharmaceutical Fine Chemicals business, part of the LSC Division, was sold to TowerBrook Capital Partners. The Custom Manufacturing business, adversely affected by overall weak demand from agrochemical customers, has been earmarked for sale. As a first step, the company has announced today the sale of the DMS business to Grillo Werke AG, Germany. The Specialty Intermediates Business, which experienced weaker demand in 2006, has been integrated into the Functional Chemicals Division from January 1st and the LSC Division has ceased to exist. Custom Manufacturing is now reported under "discontinued operations."

GREATER CUSTOMER FOCUS

Customer requirements driving innovation
Clariant is increasingly tailoring its innovations to better match its customers' needs, reflecting the company's greater front-end focus. In the Functional Chemicals Division, for example, Clariant has developed a superplasticizer that strengthens cement, an ideal feature for ready-made concrete parts of major construction projects. The product has already been used in the construction of the highest motorway bridge in the world, the Millau Viaduct in France, and the

world's tallest building, Taipei 101, in Taiwan's capital. With 40% less water the concrete has better durability and improved binding.

In 2006, Clariant spent 2.6% of total sales on R&D while keeping a close eye on the quality of new products and the return on the capital it is investing. In addition, the company will invest a total of CHF 100 million over the next four years in early-stage "incubator" projects, paving the way for new innovations in areas including multi-functional coatings, membrane technology and nano materials. These incubators will run as start-up companies within Clariant Group Technology.

As a first step, the company last year acquired KiON and made an investment in Starfire, both U.S.-based companies. Clariant will also continue with its strategy of creating alliances with start-up firm and universities. The KiON acquisition gives Clariant the ability to offer products such as anti-grafitti coatings. Starfire uses nanotechnology to produce light materials for uses such as ceramic brakes on motorcycles.

"Our innovation capabilities are key to providing the right features and benefits to our customers and to drive our sustainable and profitable growth," Mr. Secher said. "Our clear priority is to maximize pipeline growth."

GROWTH ACROSS ALL REGIONS

Asia posts biggest regional increase; Germany drives progress in Europe
Asia led Clariant's growth in 2006 with organic sales rising 7% to CHF 1.870 billion. China remains a key growth market and progress there was especially notable with sales increasing by 20%. India and Turkey also contributed significantly, with double-digit growth rates in both countries.

Year-on-year organic sales in Europe grew by a robust 5% and 6% in Swiss francs to total CHF 3.94 billion. Sales in Germany, which generates a significant proportion of European sales for the company, grew organically above the regional average at 7%, totaling CHF 1.17 billion. Growth in Eastern Europe was above average for the region.

Solid sales in Americas
The Americas achieved solid organic sales growth of 4% to CHF 2.29 billion, with the contribution from Latin America, up by 5%. The U.S. market recorded growth of 3%, which was below the regional average, taking sales there to CHF 1.03 billion. Strong demand for plastics

and construction drove solid growth during the first three quarters, however, lower plastics demand, combined with weaker macroeconomic conditions led to a weaker Fourth Quarter.

Stable payout proposed
Clariant's Board of Directors will propose at the Annual General Meeting on April 2, 2007 a payout of CHF 0.25 per share through a reduction of the nominal value of the shares to CHF 4.25, from CHF 4.50. The proposed payout remains unchanged year-on-year, in line with the company's present dividend policy.

The Board of Directors will also propose the election to the board of Dr. Rudolf Wehrli and Dr. Jürg Witmer, both Swiss citizens, for terms of office of four years. Dr. Wehrli, born in 1949, is former CEO of Gurit-Heberlein AG and now Board member of Gurit Holding AG. He is President of the Board of SF Chem and President of the Swiss Society of Chemical Industries SGCI as well as Board member of several other companies. Dr. Witmer, born in 1948, was CEO of Givaudan SA until 2005 and is now President of the Board of Directors. Among others, he is member of the Board of Directors of Syngenta AG.

ACHIEVING WORLD-CLASS PERFORMANCE

Building on strength, focusing on execution
In November, Clariant announced the results of its Strategic Review, outlining how it will achieve World-Class Performance by 2010. The company will focus on generating profitable long-term growth and achieving sustained cost leadership in the specialty chemicals industry. Clariant will build on its strengths in colors, surfaces and performance chemicals, focusing its investments strictly according to value-creation criteria.

Value creation will also be achieved by reducing its cost structure, cutting net working capital and strengthening its performance culture. To reach the mid-term goal, the company aims to achieve a Return on Invested Capital (ROIC) above the average of its peers by the end of 2009. This represents an increase of approximately 25% from current levels.

"In 2006 we laid out clearly our long-term goals of reaching a top-quartile ranking among our peers in value creation", Mr. Secher said. "We are now working towards achieving broad, sustainable improvements across the business."

Clariant

POSITIVE OUTLOOK FOR 2007

Setting course to deliver ROIC targets
Throughout 2007, the company will take measures to ensure it meets its mid-term ROIC target. The company expects improved sales in local currency terms in 2007 based on expectations of a broadly stable macro-economic environment as well as continued high raw material and energy prices. It anticipates an increase in operating income before exceptionals from continuing operations, with margins remaining stable. The company also expects higher cash flow from operations before exceptional items, as well as an improvement in recurring net income.

"We expect 2007 to be another good year for top-line growth," Mr. Secher said. "We are fully committed to delivering on our medium-term goals, with a clear focus in 2007 on improving cash flow."

- End of release -

Clariant

Calendar of Corporate Events

April 2, 2007	Annual General Meeting
May 8, 2007	First Quarter 2007 Results
August 2, 2007	First Half 2007 Results
November 7, 2007	Nine Month 2007 Results

Contacts

Media Relations	Fax	+41 61 469 69 99
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42
Investor Relations	Phone	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49

Clariant - Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 21,500 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of CHF 8.1 billion in 2006.

Clariant's businesses are organized in four divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Masterbatches and Functional Chemicals.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

END